APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

KNOX INVESTMENT GROUP LLC
Balance Sheet - unaudited
For the period ended 8/31/21

	Current Period
	31-Aug-21
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Accounts Receivables	-
Inventory	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Total Fixed Assets	-
Other Assets:	
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Current Portion of Long-Term Debt	-
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	-
Mortgage Payable	-
Less: Current portion of Long-term debt	-
Total Long-Term Liabilities	-
EQUITY	
Capital Stock/Partner's Equity	-
Opening Retained Earnings	-

Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		-
TOTAL LIABILITIES & EQUITY	$	-
Balance Sheet Check		-

I, Jeffrey Andre Bryant, certify that:

1. The financial statements of Knox investment group LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Knox investment group LLC has not been included in this Form as Knox investment group LLC was formed on 08/13/2021 and has not filed a tax return to date.

Signature   *Jeffrey Andre Bryant*

Name: Jeffrey Andre Bryant

Title: Owner